Filed by ADC Telecommunications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Andrew Corporation
Commission File No. 001-14617
The slides contained in this filing were presented by ADC and Andrew to analysts on May 31, 2006.

PRELIMINARY | SUBJECT TO FURTHER REVIEW AND EVALUATION THESE MATERIALS MAY NOT BE USED OR RELIED UPON FOR ANY PURPOSE OTHER THAN AS SPECIFICALLY CONTEMPLATED BY A WRITTEN AGREEMENT WITH CREDIT SUISSE. Creating a Global Leader in Network Infrastructure

Cautionary Statement under the Private Securities Litigation Reform Act of 1995 This presentation contains statements regarding the proposed transaction between ADC and Andrew, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the proposed transaction and other statements about the future expectations, beliefs, goals, plans or prospects of the management of each of ADC and Andrew. These statements are based on current expectations, estimates, forecasts and projections and management assumptions about the future performance of each of ADC and Andrew and the combined company, as well as the businesses and markets in which they do and are expected to operate. These statements constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Words such as "expects," "believes," "estimates," "anticipates," "targets," "goals," "projects," "intends," "plans," "seeks," and variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical fact. These forward- looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Factors that may cause actual outcomes to differ from what is expressed or forecasted in these forward-looking statements, include, among other things: the ability to consummate the proposed transaction; difficulties and delays in obtaining regulatory approvals for the proposed transaction; difficulties and delays in achieving synergies and cost savings; potential difficulties in meeting conditions set forth in the definitive merger agreement; fluctuations in the telecommunications market; the pricing, cost and other risks inherent in long-term sales agreements; exposure to the credit risk of customers; reliance on contract manufacturers and other vendors to provide goods and services needed to operate the businesses of ADC and Andrew; fluctuations in commodity prices; the social, political and economic risks of the respective global operations of ADC and Andrew; the costs and risks associated with pension and postretirement benefit obligations; the complexity of products sold; changes to existing regulations or technical standards; existing and future litigation; difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others; and compliance with environmental, health and safety laws. For a more complete list and description of such risks and uncertainties, refer to ADC's Form 10-K for the year ended October 31, 2005 and Andrew's Form 10-K for the year ended September 30, 2005 as well as other filings made by ADC and Andrew with the United States Securities and Exchange Commission (the SEC). Except as required under the US federal securities laws and the rules and regulations of the SEC, ADC and Andrew disclaim any intention or obligation to update any forward-looking statements after the distribution of this press release, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

Additional Information and Where to Find It and Participants in Solicitation Additional Information and Where to Find It In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF ADC AND STOCKHOLDERS OF ANDREW ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/ PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of ADC and stockholders of Andrew. Investors and security holders will be able to obtain the documents free of charge at the SEC's web site, www.sec.gov. Investors and security holders may also obtain the documents free of charge from Investor Relations at ADC by writing Investor Relations, ADC Telecommunications, Inc., P.O. Box 1101, Minneapolis, Minnesota 55440-1101; or calling 952-917-0991; or at www.adc.com/investorrelations/financialinformation/secfilings/. Investors and security holders may also obtain the documents free of charge from Investor Relations at Andrew by writing Investor Relations, Andrew Corporation, 3 Westbrook Corporate Center, Suite 900, Westchester, Illinois 60154; or calling 800-232-6767; or at www.andrew.com/investors/sec Participants In Solicitation ADC, Andrew and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning ADC's participants is set forth in the proxy statement dated, January 24, 2006, for ADC's 2006 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning Andrew's participants is set forth in the proxy statement, dated December 30, 2005, for Andrew's 2006 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of ADC and Andrew in the solicitation of proxies in respect of the merger will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.

A Compelling Merger Creates a global market leader in wireline and wireless network infrastructure Strategic combination has pro forma revenues of $3.31 billion Convergence of broadband telecom services supports this combination of segment leaders Creates an extensive global footprint with world-class customer base Achieves global economies of scale to improve performance Estimated annual pre-tax earnings synergies of $70-80 million (related EPS $0.25-$0.30) in the third year EPS non-dilutive first year, accretive thereafter, excluding purchase accounting adjustments and other acquisition-related expenses 1 Based on Last Twelve Months revenues ended 4/28/06 for ADC and 3/31/06 for Andrew

Transaction Overview At Closing Andrew will become a wholly owned subsidiary of ADC Transaction expected to qualify as a tax-free reorganization Andrew shareowners will receive 0.57 of an ADC common share Resulting Ownership ADC shareholders: approximately 56% Andrew shareholders: approximately 44% Closing expected in 4 to 6 months subject to: Customary regulatory and governmental reviews Both companies' shareholder approval Combined company will be named ADC Andrew

Strong Leadership and Governance Corporate headquarters at ADC's Minnesota location Business Groups headquartered in several locations Executive leaders from both companies will comprise the management team Company Leadership Non-Executive Chairman: John A. Blanchard CEO: Robert E. Switz Board composition 8 members from ADC, including Blanchard and Switz 4 members from Andrew

Creating a Global Leader in Wireline and Wireless Infrastructure Cable and Connectivity Products Wireless Subsystems Products Copper Connectivity Coax Connectivity Fiber Connectivity RF Connectivity Apparatus Enterprise Connectivity Industrial Products Antennas Base Station Subsystems In-Building Distributed Coverage Geolocation Systems Satellite Combined ADC Andrew Merging Extensive & Complementary Product Lines

Andrew: A Global Leader in Wireless Communications Infrastructure Antenna and Cable Products $1,050 mil Base Station Subsystems $446 mil Network Solutions $157 mil Wireless Innovations $168 mil Satellite Communications $140 mil FY'05 Total Sales $1.961 billion 90%+ of Andrew sales are focused in wireless infrastructure Ranked #1 or #2 in each major product group Significant technology portfolio Improving operational and financial performance

ADC: A Global Leader in Wireline Network Connectivity Copper Connectivity $406 mil Fiber Connectivity $208 mil Enterprise Connectivity $190 mil Active Infrastructure $140 mil Professional Services $229 mil FY'05 Total Sales $1.173 billion 80%+ of ADC sales are focused in wireline infrastructure Ranked #1 or #2 in each major product group Innovative technology portfolio Improving operational and financial performance

Converging Market Trends Present Global Growth Opportunities Source: ADC, Andrew, Credit Suisse First Boston, Morgan Stanley estimates MINUTES OF USE (MOU) GLOBAL SUBSCRIBERS DATA USAGE 03 04 05 06 07 03 04 05 06 07 IN TRILLIONS IN BILLIONS IN THOUSANDS (TERABYTES) 03 04 05 06 07 % PERCENT GLOBAL PENETRATION 03 04 05 06 07 Wireless Growth Trends Wireline Growth Trends Cumulative Take Rate of FTTX Homes Passed 0% 5% 10% 15% 20% 25% 30% 35% 40% 45% 50% 2004 2005 2006E 2007E 2008E Broadband Triple-Play Penetration Growth

ADC and Andrew: Infrastructure Solutions for Converging Networks Wireless Coverage And Capacity NextGen IP Core and Services Satellite, CATV Broadcast FTTx Residential Broadband Delivery Network Automation FTTN FTTP Enterprise Structured Cabling Metro Ethernet Delivery Wireless Base Stations Tower Top Amplifiers Wireless In-Building Coverage Wireless Network Solutions and Services Wireless Backhaul Antennas & Cable

ADC and Andrew: Comprehensive Experience in Network Infrastructure NETWORKS SEGMENTS ENVIRONMENTS TECHNOLOGIES LEC IOC IXC C/DLEC Global Carriers Wireless MSO OEM Broadcast Fortune 500 Small/Medium Businesses Government Defense Satellite Wireline Wireless Cable TV Enterprise Broadcast Satellite Central Office Carrier Hotel Base Station Switching Center Outside Plant Collocation Lab Data Center Network Ops Center Headend/Hub Customer Premise Power Room IP Data, Voice, Video FTTx VoIP Mobile Wireless Optical Transport Copper & Fiber Connectivity Digital Video xDSL Business Services Distributed Antenna Systems Wi-Fi WiMAX 3G

ADC and Andrew: Leading Customers, Diverse Segments, and Global

Combined Customer Sales

> 7,000 Customers Worldwide



Original Equipment Manufacturers 24%
Enterprise 6%
Telco (Wireline) 23%
Other 3%
Wireless 44%

Combined Geographic Sales

> 140 Countries



EMEA 29%
U.S./Canada 53%
AsiaPac 11%
Latin America 7%

Combined Representative Customers and Channels

- Alcatel
- Cisco
- Ericsson
- Huawei
- Lucent
- Motorola
- NEC
- Nokia
- Nortel
- Samsung
- Siemens
- ALLTEL
- América Móvil
- AT&T
- Belgacom
- Bell Canada
- BellSouth
- Bharti
- Bouygues Telecom
- BT
- Cegetel
- Century
- China Telecom
- China Mobile
- Cingular
- Citizens
- Comcast
- Cox
- Deutsche Telekom
- E-Plus
- France Telecom
- Hong Kong Telecom
- Hutchinson
- China Mobile
- Nextel
- Sprint
- TIM
- US Cellular
- Verizon Wireless
- Alliance
- General Dynamics
- Hutton
- Talley
- Telecom Italia
- Telecom New Zealand
- Telefonica
- TELMEX
- Telstra
- Time Warner
- T-Mobile
- Verizon
- Vodafone
- Bank of England
- Bloomberg
- Chase
- Citibank
- Dell
- ESPN
- Ford
- FOX
- GlaxoSmithKline
- Heathrow Airport
- Mayo Clinic
- Morgan Stanley
- NBC
- The Ohio State University
- Rolls Royce
- Seagrams
- Toll Collect
- University of So. California

12

Wireless Innovations 7% Copper 18% Structured Cable 3% FTTX 4% Antenna & Cable 33% Fiber 5% Network Solutions Sat Comm 3% Services 9% Base Stations 14% ADC and Andrew: Creating Revenue Scale with a Diversified Portfolio Andrew Revenue LTM = $2,001M Combined Revenue LTM = $3,263M ADC Revenue LTM = $1,262M Copper 39% Services 21% Wireline 6% Wireless 5% Structured Cable 7% FTTX 9% Fiber 13% Wireless Innovations 9% Antenna & Cable 56% Satellite Comm 6% Network Solutions 5% Base Stations 24% 3%

Complementary Global Manufacturing and Distribution Sites Source: ADC and Andrew SEC filings. ADC Andrew Headquarters EMEA Berlin, Germany Brno, Czech Republic Agrate and Capriate, Italy Modrice, Czech Republic Buchdorf, Germany Lochgelly, Fife, United Kingdom Cheltenham, UK Asia Berkeley Vale, Australia Bangalore, India Yantai, China Shenzehn, China Suzhou, China Shanghai, China Goa, India Americas Eden Prairie, MN Shakopee, MN Orland Park, IL Sorocaba, Brazil Smithfield, NC Juarez, Mexico Reynosa, Mexico Location Examples

Low High Pre-tax Synergies 70 80 Merger Synergies Estimate: Annual $0.25-$0.30 EPS Accretion in Third Year EPS Assumptions Approximately 15% cash tax rate. Estimated 234-236 million fully diluted shares based on the if- converted method, which assumes that all convertible notes are converted to common stock, if such treatment is dilutive. Expected to be non-dilutive to earnings per share in the first year of the combined company and accretive thereafter, excluding purchase accounting adjustments and other acquisition-related expenses. Year 3 Annual Synergies and Related EPS Low High Pre-tax Synergies 70 80 Low High Adjusted EPS 0.25 0.3 Pre-tax Synergies Related EPS (millions) Sales and Channel Opportunities Cross-sell wireline, wireless, broadband products and services to customers of both companies Target world-wide opportunities with expanded sales channels Cost of Goods Sold Leverage procurement and manufacturing economies of scale Rationalize redundant facilities Utilize global logistics and systems Research and Development Leverage product development Utilize Intellectual Property Administration and Go-To-Market Reduce public company costs Rationalize redundant corporate overhead Optimize Go-To-Market teams

A Compelling Strategic Combination Creates a global market leader in wireline and wireless network infrastructure Market trends support this compelling strategic growth combination Creates a global footprint with world-class customer base Achieves global economies of scale to improve performance

PRELIMINARY | SUBJECT TO FURTHER REVIEW AND EVALUATION THESE MATERIALS MAY NOT BE USED OR RELIED UPON FOR ANY PURPOSE OTHER THAN AS SPECIFICALLY CONTEMPLATED BY A WRITTEN AGREEMENT WITH CREDIT SUISSE. Creating a Global Leader in Network Infrastructure

PRELIMINARY | SUBJECT TO FURTHER REVIEW AND EVALUATION THESE MATERIALS MAY NOT BE USED OR RELIED UPON FOR ANY PURPOSE OTHER THAN AS SPECIFICALLY CONTEMPLATED BY A WRITTEN AGREEMENT WITH CREDIT SUISSE. Appendix: Product Overviews

Andrew: Leading Antenna and Cable Products



Key Areas

- #1 in RF cable
- #1 in microwave antennas
- #2 in base station antennas

Growth Opportunities

- Network upgrades and expansion
- Remote network optimization
- Site installation (services)
- Penetration of broadband cable TV
- Recent acquisition of Precision Antennas, Ltd.

FY'05 SALES BY REGION



Asia Pacific 17%
Americas 53%
EMEA 30%

Key Products

- Base Station Antennas
- Braided Cable
- Broadband Antennas
- Coaxial Cable
- Connectors
- Fiber Optic Cable
- Multiband/GPS
- Pressurization
- RET Antenna Controllers
- Services
- Steel/Mounting
- Terrestrial Microwave Antennas
- Waveguide

19

Andrew: Leading Base Station Subsystems Key Areas #1 or #2 in merchant power amplifiers #2 in merchant filters Integrated product leader Combiners, Duplexers Pico Node-B Growth Opportunities Increasing direct to operator sales Tower Mounted Amplifier High-Power Multi-Carrier PA Remote Radio Unit Increased OEM outsourcing of subsystem components Pico Node-B Key Products FY'05 SALES BY REGION Filter Multi-Carrier Power Amplifier Integrated Amplifier Transceiver RF Transceiver Diplexers / Duplexers Filters Integrated Products Pico Node B Power Amplifiers Tower Mounted Amplifiers Transceivers

Andrew: Leading Network Solutions Key Areas Leader in network-based mobile location systems Test and measurement System design & optimization Advanced data collection Growth Opportunities Global deployment of mobile location systems Enhanced network optimization Location-based services FY'05 SALES BY REGION Key Products Mobile Location Solutions Network Optimization Spectrum Management Test and Measurement Workflow Planning and Management Systems

Andrew: Leading Wireless Innovations Key Areas #1 in repeaters #1 in distributed antenna systems #1 in radiating cable Growth Opportunities Turnkey coverage solutions Dense urban environment distribution In-building applications FY'05 SALES BY REGION Key Products ION-B Master Unit ION-B DAS (Distributed Antenna System) Intrain Repeaters MIR-T Macro / Super macro Boosters Micro / Macro Node-X Micro / Macro remote heads (ION-M) Pico / Sub Pico RF repeaters Radiating Coaxial Cable System Integration

Andrew: Leading Satellite Communications FY'05 SALES BY REGION Key Products FY'05 SALES BY REGION Key Areas Leader in satellite antennas Earth station satellite Consumer Direct-to-Home (DTH) Professional VSAT Growth Opportunities Consumer and enterprise satellite Dense urban environment distribution Military, government, defense Direct-To-Home Satellite (DTH) Earth Station Antennas and Systems (ESA) Very Small Aperture Terminal (VSAT) High Frequency Antennas Radar Antennas Government and Military Satellite Communications Antennas RF Electronics

ADC: Leading Copper Connectivity Key Areas #1 Central Office DSX-1 and DSX-3 #1 Copper Termination Blocks #1 Broadcast Connectivity #2 Carrier Data Connectivity Growth Opportunities Voice over IP IPTV High-speed Internet Penetration of broadband cable TV FY'05 SALES BY REGION Key Products DSX-1 DSX-3 RFWorx Krone Termination Blocks DSL cable Switchboard cable ADSL Splitters Audio/Visual Patching Carrier Ethernet EMEA 33% Americas 57% Asia Pacific 10%

ADC: Leading Fiber Connectivity





Key Areas

- #1 in Central Office Fiber Frames
- #1 in FTTP Fiber Distribution Hubs
- #2 in FTTP Fiber Access Terminals
- #1 in Central Office Fiber Raceways
- Introducing new FTTP configurations and FTTN Fiber/Copper Hybrids

Growth Opportunities

- FTTP deployments rapidly Growing
- FTTN deployments now starting to ramp up

FY'05 SALES BY REGION


EMEA
4%
Asia
Pacific
3%
Americas
93%

Key Products

Fiber Distribution Frames

Fiber Cabinets and Pedestals

Fiber Raceways

Optical Modules for FTTX

FTTX Fiber Hubs

FTTX Fiber Access Terminals

FTTN Hybrid cabinets

Fiber Distribution Boxes

25

ADC: Leading Enterprise Connectivity Key Areas #1 in UK and Australia #2 or #3 in other markets Premier TrueNet structured cabling system CopperTen 10Gbps Ethernet Growth Opportunities Introduction of 10Gigabit Ethernet over UTP Introduction of more fiber in the Enterprise Intelligent buildings, RFID and the IP Factory FY'05 SALES BY REGION Key Products Cat 5e Connectivity Cat 6 Connectivity 10Gig UTP Connectivity Ethernet Cables Ethernet Distribution Frames Multi-mode Fiber Panels Single mode Fiber Panels Media Converters Power over Ethernet Americas Asia Pacific EMEA 0.24 0.28 0.48 EMEA 48% Americas 24% Asia Pacific 28%

ADC: Leading Active Infrastructure Technlogy Key Areas #2 in Digital Distributed Antenna Systems #2 in U.S. HDSL Solutions for Wireless Coverage and Capacity - Long Range, Street Coverage and In-Building New Wi-Fi and WiMAX initiatives Growth Opportunities Turnkey wireless coverage solutions Dense urban environment wireless distribution In-building wireless applications FY'05 SALES BY REGION Key Products Digivance Long Range Coverage Solution Digivance Street Level Coverage Solution Digivance In-Building Tower Top Amplifiers LoopStar HDSL T1/E1 Service Delivery Systems Quad Fiber Loop Converters Enterprise LAN Extenders Americas 97% 3% Asia Pacific 2% Americas 95% EMEA 3%

ADC: Leading Professional Services Key Areas #1 or #2 Turf vendor for RBOCs Engineer, Furnish and Installation Wireless Base Station Deployments Planning Services Maintenance Services Growth Opportunities Carrier Consolidation Outsourcing New Technology introduction FTTX Outside Plant construction New Wireless Network builds and upgrades FY'05 SALES BY REGION Key Products FY'05 SALES BY REGION Design Planning Engineering Services Furnish Services Installation Services Logistics Planning Maintenance Services FTTX Service Pack VOIP Service Pack Americas 68% EMEA 32%